



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **December 29, 2004**

Commission File Number	Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.**	59-2449419
2-27612	**FLORIDA POWER & LIGHT COMPANY**	59-0247775
	700 Universe Boulevard	
	Juno Beach, Florida 33408	
	(561) 694-4000	

State or other jurisdiction of incorporation or organization: Florida

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit Number	Description	FPL Group	FPL
10(a)	Form of FPL Group, Inc. Amended and Restated Long-Term Incentive Plan Performance Share Award Agreement	x	x
10(b)	Form of FPL Group, Inc. Amended and Restated Long-Term Incentive Plan Restricted Stock Award Agreement	x	x
10(c)	Form of FPL Group, Inc. Amended and Restated Long Term Incentive Plan Stock Option Award - Non-Qualified Stock Option Agreement	x	x
10(d)	Form of FPL Group, Inc. Amended and Restated Long Term Incentive Plan Stock Option Award - Non-Qualified Stock Option Agreement	x	x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)


Date: December 29, 2004


K. MICHAEL DAVIS
K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller and
Chief Accounting Officer of Florida Power & Light Company
(Principal Accounting Officer of the Registrants)
